UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K/A

(Amendment No. 1)

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2021

Commission File Number: 001-39633

Abcam plc

(Translation of registrant’s name into English)

Discovery Drive

Cambridge Biomedical Campus

Cambridge, CB2 0AX

United Kingdom

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒    Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

EXPLANATORY NOTE

This Amendment No. 1 (the “Amendment”) to the Report on Form 6-K originally furnished by Abcam plc (the “Company”) with the Securities and Exchange Commission on March 10, 2021 (the “Original 6-K”) is being filed solely to furnish a corrected version of the Regulatory News Service Announcement dated March 10, 2021. This Amendment does not otherwise amend, modify or update any disclosures contained in the Original 6-K with respect to any events occurring after the furnishing of the Original 6-K.

EXHIBIT INDEX

Exhibit No.	Description
99.1	Regulatory News Service Announcement dated March 10, 2021 (Replacement)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ABCAM PLC

Date: March 11, 2021	By:	/s/ Alan Hirzel
Name: Alan Hirzel
Title: Chief Executive Officer